Exhibit 12.1

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(amounts in thousands, except ratios)

(unaudited)

	Six Months Ended June 30,		Year Ended December 31,
	2015		2014		2013		2012		2011		2010

Interest expense, net	$24,958		$10,756		$10,265		$15,519		$18,638		$16,329
Interest income	484		980		241		307		152		160
Total fixed charges	$25,442		$11,736		$10,506		$15,826		$18,790		$16,489

Net (loss) income	$(12,741)		$12,140		$24,398		$25,689		$9,129		$17,550
Fixed charges	25,442		11,736		10,506		15,826		18,790		16,489
Income tax (benefit) expense	(8,858)		8,161		14,487		14,774		9,586		18,751
Total earnings	$3,843		$32,037		$49,391		$56,289		$37,505		$52,790

Ratio of earnings to fixed charges(1)	—	(2)	2.7	x	4.7	x	3.6	x	2.0	x	3.2	x

(1)         We compute the ratio of earnings to fixed charges by dividing (i) earnings (loss), which consists of net income (loss) from continuing operations before income taxes plus fixed charges and amortization of capitalized interest less interest capitalized during the period and adjusted for undistributed earnings in equity investments, by (ii) fixed charges, which consist of interest expensed and capitalized, plus amortized premiums, discounts and capitalized expenses related to indebtedness.

(2)         We needed to generate additional earnings of approximately $21.6 million related to the deficiency of earnings available to cover fixed charges to achieve a ratio of earnings to fixed charges of 1.0x for the six months ended June 30, 2015.